SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 15 ON THE AGENDA:
( Resolution on the acquisition and disposal of own bonds and other own securities)

A) It is convenient to the Company and its dependent companies to be able to use, in accordance with the law and current practice applicable to each company, the possibilities inherent in transactions in own bonds;

B) Bearing in mind the characteristics of the bonds that can be issued by the Company, including in connection with the issuance of convertible or exchangeable securities made by the Company or any of its dependent companies;

We propose that it be resolved:

1) To approve, in any case where approval is legally required and subject to a resolution of the management body, the acquisition of own bonds, already issued or to be issued, in any form, under the following terms:

a) Maximum number of bonds to be acquired : a number corresponding to the total of each issue, without prejudice to the limits stipulated by law, and deducting any disposals made;

b) Term during which the acquisition may be made : eighteen months beginning on the date of this resolution;

c) Forms of acquisition : acquisition, in any form, namely original acquisition or derivative acquisition for consideration on a stock exchange in which the securities are listed or acquisition over the counter, whether or not made through financial intermediaries, besides the cases of conversion in the case of convertible bonds, and which may be followed by cancellation;

d) Minimum and maximum consideration for the acquisitions: the consideration in derivative acquisitions should be within an interval of fifteen percent less than the lowest trading price and fifteen percent higher than the average trading price of the bonds to be acquired on the stock exchanges where the acquisition is made during the 5 exchange sessions immediately preceding this one;

In case of an issuance not listed on a domestic exchange and placed in the international market, that interval shall be with reference to the average purchase and sale price quoted in the AIBD's ( Association of International Bond Dealers ) Bond Book in the week prior to the acquisition, regardless of whether the bonds are listed on a foreign exchange or not;

In case of an issue neither listed nor referenced in said Bond Book, that interval shall be with reference to the estimated value calculated by a financial intermediary or independent consultant appointed by the Board of Directors;

In the case of an acquisition in connection or in compliance with the conditions of issuance of other securities, or of a contract related to such issuance, the price shall be that arising from the terms of such issuance or contract;

e) Time of acquisition: to be determined by the management body, having regard to the situation of the market and the convenience or obligations arising from the law, contract or issuance of other securities leading to the acquisition, and to be effected one or more times and in such proportions as the management body may determine;

2) To approve, other than in the cases of conversion or redemption and subject to the specific authority of the management body, the disposal of own bonds including those that may have been acquired, subject to resolution of the management body and under the following terms:

a) Minimum number of bonds to be disposed of : the number corresponding to the minimum block which at the time of disposal is legally stipulated for the bonds of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of the law, a contract or the issuance of other securities;

b) Term during which the disposal may take place: eighteen months beginning on the date of this resolution;

c) Form of disposal : disposal for consideration in any form, namely sale or exchange, to be made on a stock exchange or over the counter in favour of certain entities designated by the management body (in observance, in the case of bonds convertible into shares, of the principle of equality of shareholders as provided by law) or, in case of a disposal in connection with or for implementation of a stock option programme or fulfilment of obligations undertaken arising from the law, the issuance of other securities or a contract, including a contract related to the issuance of convertible or exchangeable securities or to the conversion thereof, according to the relevant terms and conditions;

d) Minimum price : no more than fifteen percent below the prices stated in paragraph 1(d) of this resolution, as applicable, or such other price as may be stipulated in accordance with the terms and conditions of a stock option programme or issuance of other securities, including convertible securities, or of a contract related to such programme, issuance or conversion, where the disposal is made in connection or in compliance with the respective terms;

e) Time of disposal : to be determined by the management body, taking into account the market conditions and the convenience or obligations undertaken, and to be made in one or more times and in such proportions as the management body may stipulate.

Lisbon, 6 March 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.